J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

November 3, 2015

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”)
File Nos. 333-191837; 811-22903
Post-Effective Amendment No. 22

Dear Ms. Hui:

This letter is in response to the comments you provided with respect to the registration of JPMorgan Diversified Return International Currency Hedged ETF (formerly JPMorgan Diversified Return Hedged International Equity ETF) (the “Fund”). Our responses to your comments are set forth below. In addition, this letter presents the disclosure change we discussed recently regarding the Fund’s 80% policy. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 (the “Rule”), which will become automatically effective pursuant to the Rule.

CHANGE TO 80% POLICY DISCLOSURE

As we discussed recently, we are revising the disclosure concerning the Fund’s 80% policy. The following is marked to show the changes that we discussed:

The Fund will invest at least 80% of its Assets in securities included in the Underlying Index (including indirect investments through the Underlying Fund). For purposes of investing at least 80% of its Assets in securities included in the Underlying Index, the Fund will invest in equity securities and foreign currency forward contracts (both deliverable and non-deliverable) designed to hedge against non-U.S. currency fluctuations and may ~~hold~~ invest in depositary receipts representing securities included in the Underlying Index (including through the Underlying Fund). “Assets” means net assets, plus the amount of borrowing for investment purposes.

As part of our discussion, you provided one additional comment included below as number 3.

PROSPECTUS COMMENTS

Fee Tables

1.	Comment: Please confirm that the Fund’s contractual expense cap will be in place for at least a year from the effective date of the registration statement.

Response: We are hereby confirming that the Fund’s contractual expense cap will be in place for at least a year from the effective date of the registration statement.

Main Investment Strategies

2.	Comment: Please confirm that the Fund’s underlying index will be operational before the Fund commences operations.

Response: The Fund’s underlying index is already operational, prior to the commencement of operations for the Fund.

3.	Comment: Please provide information about what the remainder (outside the Fund’s 80% policy) of the Fund will be invested in.

Response: We anticipate that the Fund will be primarily invested in the underlying fund and foreign currency forward contracts. We have, however, added the following to the prospectus to address your comment:

While the Fund may be primarily invested in the Underlying Fund and foreign currency forward contracts, the currency hedge will not be fully replicated during the month. As a result, the Fund may hold up to 20% of its Assets in short-term investments, such as shares of a JPMorgan money market fund, if Shares are created during the month.

4.	Comment: Please revise the disclosure to clarify that the Fund’s currency hedge will be reset monthly.

Response: The requested change will be made.

5.	Comment: Is it possible to describe any limit on the amount of the foreign currency forward contracts?

Response: Because the contracts are based on the currency of the underlying index and there are no limits on the underlying index, the Fund does not have a specified limit on the amount of such contracts held by the Fund. There may, however, be limits on the amount of foreign currency forward contracts as a result of Securities and Exchange Commission or Commodities Futures Trading Commission regulatory requirements with which the Fund will comply.

6.	Comment: Please confirm that the securities in the Fund’s underlying index are not currently concentrated in one or more industries or group of industries.

Response: We are hereby confirming that the securities in the Fund’s underlying index are not currently concentrated in one or more industries or group of industries.

The Fund’s Main Investment Risks

7.	Comment: Please include disclosure in “Index Tracking Risk” that the success of the hedging strategy could affect the Fund’s ability to track its underlying index.

Response: The requested change will be made.

In connection with your review of the Post-Effective Amendment No. 22 filed by the Trust on May 29, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1370.

Sincerely,

/s/ Elizabeth Davin
Elizabeth Davin
Assistant Secretary